601 Lexington Avenue
New York, NY 10022
Christian O. Nagler, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 212 446 4660	+1 212 446 4800	+1 212 446 4900
christian.nagler@kirkland.com
www.kirkland.com

May 7, 2025

VIA EDGAR

Ms. Sonia Bednarowski
Ms. Sandra Hunter Berkheimer

Office of Crypto Assets
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Webull Corporation Response to the Staff’s Comments on Registration Statement on Form F-1 Filed May 1, 2025 File No. 333-286880

Dear Ms. Bednarowski and Ms. Hunter Berkheimer:

On behalf of our client, Webull Corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 6, 2025 on the Company’s Registration Statement on Form F-1 filed on May 1, 2025 (the “Registration Statement”). The Staff’s comment is repeated below and is followed by the Company’s response. Statements about the Company or otherwise regarding actions or acknowledgments of the Company are based on representations from the Company.

Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to Registration Statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Commission for review.

Registration Statement on Form F-1

General

1.	Staff comment: It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that, in order to be able to incorporate by reference, registrants and any of their predecessors must not have been a shell company as defined in Rule 405 of the Securities Act during the past three years. Refer to General Instruction VI.D.1(b) to Form F-1 and to the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies issued March 31, 2021. Please revise your registration statement to include all of the disclosure required by Form F-1 that is currently incorporated by reference.

Response: In response to the Staff’s comment, the Company has included the information previously incorporated by reference in the Revised Registration Statement.

*     *     *

Austin     Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Miami    Munich    Paris    Riyadh    Salt Lake City    Shanghai    Washington, D.C.

Division of Corporation Finance
Securities and Exchange Commission
May 7, 2025
Page 2

If you have any questions regarding the Company’s responses, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660, or Mathieu Kohmann at mathieu.kohmann@kirkland.com or by telephone at +1 212 446 4510.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

VIA EMAIL
cc:	Anquan Wang, Chief Executive Officer, Webull Corporation
H. C. Wang, Chief Financial Officer, Webull Corporation
Benjamin James, Esq., General Counsel, Webull Corporation

Mathieu Kohmann, Kirkland & Ellis LLP